THE MEET CUTE MURDERS, LLC

NEW ORLEANS, LOUISIANA

FEBRUARY 28, 2022



TABLE OF CONTENTS



Kimberly G. Sanders, CPA, MBA
Neal Fortenberry, CPA
Wayne Dussel, CPA, CFE
Jonathan Clark, CPA

L.A. CHAMPAGNE & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Member of the Private Companies
Practice Section of the American
Institute of CPAs

Serving the Greater Baton Rouge
Area for Over 100 Years

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

The Board of Directors of
The Meet Cute Murders, LLC

We have reviewed the accompanying financial statements of The Meet Cute Murders, LLC which comprise the balance sheet as of February 28, 2022, and the related statements of income, cash flows, and members' equity for the two months ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA, and the standards applicable to review engagements contained in *Governmental Auditing Standards,* issued by the United States Comptroller. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of The Meet Cute Murders, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

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4911 Bennington Avenue · Baton Rouge, LA 70808-3153 · Phone (225) 925 1120 · Fax (225) 927 8124 · lac@laccpa.com

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

L.A. Champagne + Co, LLP

Baton Rouge, Louisiana
May 6, 2022

THE MEET CUTE MURDERS, LLC
(a Partnership)
BALANCE SHEET
February 28, 2022
(See Independent Accountant's Review Report)

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	-
Total current assets		-
Total assets	$	-

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
CURRENT LIABILITIES

Loan from members	$	2,130
Total current liabilities		2,130

MEMBERS' EQUITY

Members' equity		(2,130)
Total members' equity		(2,130)
Total liabilities and members' equity	$	-

See accompanying notes to financial statements.

THE MEET CUTE MURDERS, LLC
(a Partnership)
STATEMENT OF INCOME
For the Two Months Ended February 28, 2022
(See Independent Accountant's Review Report)

REVENUES		
Sales	$	-
Total revenue		-
EXPENSES		
Organizational costs		2,130
Total expenses		2,130
NET LOSS	$	(2,130)

See accompanying notes to financial statements.

THE MEET CUTE MURDERS, LLC
(a Partnership)
STATEMENT OF CASH FLOWS
For the Two Months Ended February 28, 2022
(See Independent Accountant's Review Report)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(2,130)
Adjustments to reconcile change in net assets to net		
cash provided by (used in) operating activities:		-
Total Adjustments		-
Net cash provided by (used in) operating activities		(2,130)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in loans from members		2,130
NET INCREASE (DECREASE) IN CASH		-
Cash - beginning of year		-
Cash - end of year	$	-

See accompanying notes to financial statements.

THE MEET CUTE MURDERS, LLC
(a Partnership)
STATEMENT OF MEMBERS' EQUITY
For the Two Months Ended February 28, 2022
(See Independent Accountant's Review Report)

Members' equity at January 1, 2022	$	-
Net income (loss)		(2,130)
Members' equity at February 28, 2022	$	(2,130)

See accompanying notes to financial statements.

THE MEET CUTE MURDERS, LLC
NOTES TO FINANCIAL STATEMENTS
February 28, 2022

A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of activities
The Meet Cute Murders, LLC (the Company), was incorporated on January 1, 2022 in the state of Louisiana. The Company is planning to engage in business of the production of Daniel Lafrentz's new feature film currently titled The Meet Cute Murders. As of this reporting date, no other business activities have begun except incurred organizational costs.

Basis of accounting
The Company prepares it financial statements on the accrual basis of accounting. Under this method of accounting, revenue is recognized when earned or billed, and expenses are recognized when goods or services are received and the obligation for payment is incurred.

Use of estimates
The preparation of the financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosed in the accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

B: MEMBERS' EQUITY

As of reporting date, the Company has no contributions from members.

C: RELATED PARTY TRANSACTIONS

Member made loans to the Company for incorporation and organizational costs and the total amount was $2,130.

The Company has no other reportable related party transactions except above stated transactions of loans from the members.

D: **SUBSEQUENT EVENTS**

Subsequent events were evaluated through May 6, 2022, which is the date the financials statements were available to be issued. As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen that could negatively impact operating results. At this point, the extent to which COVID-19 may impact financial conditions or results of operations is uncertain.

E: **ORGANIZATIONAL COSTS**

Organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.